SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 RYANAIR EXPECTS BOEING MAX DELIVERY DELAYS TO SLOW CAPACITY GROWTH FOR WINTER 2019 AND SUMMER 2020

Ryanair Holdings Plc today (Tues, 16 July) updated investors on the current uncertainty over the Boeing 737 MAX deliveries during Winter '19 and Summer '20.

Ryanair CEO Michael O'Leary said:

"Ryanair remains committed to the B737 MAX aircraft, and now expects that it will return to flying service before the end of 2019, however the exact date of this return remains uncertain. Boeing is hoping that a certification package will be submitted to regulators by September with a return to service shortly thereafter. We believe it would be prudent to plan for that date to slip by some months, possibly as late as December. As Ryanair have ordered the Boeing MAX200s, which are a variant of the MAX aircraft, these need to be separately certified by the FAA and EASA. Ryanair expects that the MAX200 will be approved for flight services within 2 months of the MAX return to service.

Accordingly, Ryanair now hopes to receive its first MAX200 aircraft sometime between January and February 2020. Since Ryanair can only take delivery of between 6 to 8 new aircraft each month, we are now planning our summer 2020 schedules based on taking up to 30 B737 MAX aircraft deliveries up to end of May 2020. This is less than the 58 MAX aircraft Boeing originally scheduled to deliver for our summer 2020 schedule. This number could rise, or fall further, depending on when the B737 MAX actually returns to flight services.

For planning purposes, Ryanair will now revise its summer 2020 schedule based on 30 incremental aircraft, rather than 58. This will cut Ryanair's summer 2020 growth rate from 7% to 3%, and means full year traffic growth for the year to March 2021 will be cut from 162m guests to approx. 157m. This shortfall in aircraft deliveries will necessitate some base cuts and closures for summer 2020, but also for the winter 2019 schedule. We are starting a series of discussions with our airports to determine which of Ryanair's underperforming or loss making bases should suffer these short term cuts and/or closures from November 2019. We will also be consulting with our people and our unions in planning and implementing these base cuts and closures, which are directly caused by the B737 MAX delivery delays to the B737 MAX program.

Ryanair will continue to work with Boeing and EASA to recover these delivery delays during the winter of 2020, so that we can restore our growth to normal levels in summer 2021".

(Investor call scheduled for 10:30am Dublin time this morning, Tues 16th July)

For further information
please contact:           Alejandra Ruiz                      Piaras Kelly
                                    Ryanair DAC                        Edelman Ireland
                                    Tel: +353-1-9451799             Tel: +353-1-6789 333
                                    press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 July, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary